U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                Form 10-SB

                   Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                   BUSINESS ISSUERS Under Section 12 (b)or(g)
                     of the Securities Exchange Act of 1934

                             KENTEX PETROLEUM, INC.
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

       NEVADA                                       87-0645378
        ----                                        -----------
(State or other jurisdiction of                  (Employer I.D. No.)
       organization)

                         5525 SOUTH 900 EAST, SUITE 110
                            SALT LAKE CITY, UT 84117
                                -----------------
                     (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 262-8844

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                             Name of each exchange on which
to be registered                                  each class is registered

    NONE                                                    NONE

      Securities registered pursuant to Section 12 (g) of the Exchange Act:

                      $0.001 Par Value Common Voting Stock
                      ------------------------------------
                                 Title of Class

Documents Incorporated by Reference:

None.

                            Part I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History
     ----------------------------------------------------

      Kentex Petroleum, Inc., a Nevada corporation (the "Company"), was organized under the laws of the State of Nevada on February 10, 1983. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and are incorporated herein by reference. See the Index to Exhibits, Part III, Item 1.

    Material Changes of Control Since Inception and Related Business History
    ------------------------------------------------------------------------

     The Company currently has four beneficial holders, who collectively own 93.5% of its outstanding common stock; Outback Capital, Inc., Camisado Ventures, Ltd., Jenson Services, Inc., and New York New York, Ltd. See the caption, "Security Ownership of Certain Beneficial Owners and Management," Item 4.

     On May 8, 1999, John Myung, the Company's President, Treasurer and Director resigned and designated James Doolin as a Director of the Company.

     On May 30, 1999, Alan Reedy, the Company's Secretary and Director resigned and designated Jason Jenson as a Director of the Company.

     On September 27, 1999, Jason Jenson, the Company's Director resigned and designated Shane Thueson as a Director of the Company.

     On September 28, 1999, Luke Bradley was appointed a director of the Company by a quorom of the Company's directors.

     On September 28, 1999, James Doolin was elected President, Luke Bradley was elected Vice President and Shane Thueson was elected Secretary. The Company's officers were elected by the entire membership of the directors.

SALES OF  "UNREGISTERED"  AND "RESTRICTED"  SECURITIES OVER THE PAST THREE YEARS
--------------------------------------------------------------------------------

See Part II, Item 4.

Business.
---------

     The Company was organized by the directors principally for the purpose of engaging in any lawfull activity. In March of 1983, the Company completed a merger. The Company then began pursuing opportunities in the development and production of oil well facilities including entering into leases and partnerships and acting as general partner of ventures. These operations proved to be unsuccessful and ended over ten years ago, and since there have been no further operations. Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

The auditor's discussion on the Company's liquidity in its report on the Company's audited financial statements, is as follows: "However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities
Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to obtain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped. The company is not currently listed on the OTC Bulletin Board.

In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Auditor's Going Concern Opinion
-------------------------------

The auditors discussion on the Company's liquidity in the audited financial statements herein, is as follows: "The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

No Assets; No Source of Revenue
-------------------------------

The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Money is being forwarded to the Company, for expenses, by Jenson Services, Inc., a shareholder of the Company. See the heading "Limited Funds." The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

Discretionary Use of Proceeds; "Blank Check" Company.
-----------------------------------------------------

Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.
----------------------------------------------------------------------

Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.
------------------------------------------------------------------

To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

Uncertain Structure of Acquisition
----------------------------------

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

Potential Dilution
------------------

The Company is authorized to issue 100,000,000 shares of common stock and 0 shares of preferred stock. As of July 1, 2000, only 2,357,997 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

Limited Funds Available for Operating Expenses
----------------------------------------------

The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

Lack of Public Information Regarding Acquisition
------------------------------------------------

As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

State Restrictions on "Blank  Check" Companies
----------------------------------------------

Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of the Company.
---------------------------------------------------------------------

Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

Conflicts of Interest; Related Party Transactions.
--------------------------------------------------

Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

Voting Control Held by The Board of Directors
---------------------------------------------

Due to the fact that four stockholders control ownership of a majority of the shares of the Company's outstanding common stock (approximately 94% of the outstanding voting securities of the Company), these stockholders have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part II, Item 4.

No Market for Common Stock; No Market for Shares.
-------------------------------------------------

Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Risks of "Penny Stock."
----------------------

The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
---------------------------------------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

For the past ten years the Company has had no material operations.It had losses of ($0) and ($34,660), for the years ended December 31, 1999 and 1998, respectively. The Company incurred losses of ($1,139) for the six month periods ended June 30, 2000.

Liquidity.
----------

The Company had no assets during the years ended December 31, 1999 and 1998. No contributions were made during the six month period ended June 30, 2000.
Item 3.  Description of Property.
---------------------------------

The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of Jenson Services, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services, a shareholder, of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

        Security Ownership of Certain Beneficial Owners.
        ------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than ten percent of the Company's common stock as of the date hereof:

                           Number of Shares Percentage

Name                            Beneficially Owned           of Class
----------------                ------------------           --------
CAMISODO VENTURES, LTD.             546,000                     23%
OUTBACK CAPITAL, INC.               702,000                     30%
NEW YORK NEW YORK, LTD.             702,000                     30%
JENSON SERVICES, INC.               255,640                     11%

       Security Ownership of Management.
        ---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                          Number of Shares       Percentage of

Name and Address         Beneficially Owned        of Class
----------------         ------------------      -------------
JAMES P. DOOLIN                 18,000                  0%
LUKE BRADLEY                    18,000                  0%
SHANE THUESON                   18,000                  0%

TOTAL OFFICERS & DIRECTORS      54,000                  2%

        Changes in Control.
        -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

        Identification of Directors and Executive Officers.
        ---------------------------------------------------

     The following table sets forth the name of the Company's current directors and executive officers. This person will serve until the next annual meeting of the stockholders (held the third Friday in August of each year) or until his successors are elected or appointed and qualified, or his prior resignation or termination.

                                        Date of         Date of
                    Positions           Election or     Termination

Name                  Held              Designation     or Resignation
----                  ----              -----------   --------------
JAMES P. DOOLIN      DIRECTOR &         MAY-08-99           *
                     PRESIDENT

LUKE BRADLEY         DIRECTOR &         SEP-28-99           *
                     VICE PRESIDENT

SHANE THUESON        DIRECTOR &         SEP-27-99           *
                     SECRETARY


          * These persons presently serves in the capacities indicated.

Business Experience.
--------------------

     James P. Doolin, President and a director is 23 years of age. Mr Doolin graduated from the University of Utah, in Salt Lake City. He graduated with a bachelor of science, finance degree. Mr. Doolin has been working as an investment consultant since 1998.

     Luke Bradley, Vice President and a director is 23 years of age. Mr. Bradley is currently attending the University of Utah, in Salt Lake City. He will be graduating in June of 2001, with a bachelor of science, finance degee. Mr. Bradley is the owner/manager of Tweeqd, Inc., a Utah corporation, a clothing company in Salt Lake City, Utah.

     Shane Thueson, Secretary and a director is 24 years of age. Mr. Thueson graduated from Brigham Young University, in Provo, Utah. He graduated witha bachelor of arts, history degree. Mr. Thueson is currently working with a movie production firm in Los Angeles, California.


OTHER "PUBLIC SHELL" ACTIVITIES.
--------------------------------

James Doolin, President and Director. Other than the Company, Mr. Doolin was appointed in April 1998 as President of Amalgamated Entertainment, Inc., a Utah Corporation, in which he resigned in October 1999. Amalgamated Entertainment, Inc. is involved in the pin-hooking of horses, which involves purchasing Thoroughbred horses as yearlings and train such horses for a period of approximately six months followed by the reselling of such horses for purposes of racing or further training. In addition, Mr. Doolin was appointed Secretary/Treasurer of Unistone, Inc., a Delaware corporation, in which he presently serves. Unistone, Inc. may be deemed to be a "blank check" company. Also, Mr. Doolin has also been appointed President of Formula Footwear, Inc., a Utah corporation, on December 1998. Mr. Doolin still currently serves as President of Formula Footwear, Inc., which may be deemed as a "blank check" company. Mr. Doolin has also been appointed and currently serves as Treasurer of Little Creek, Inc., a Utah corporation, March 1999. Little Creek, Inc., is involved in the recreational vehicle rental business. Mr. Doolin is also the President of Wasatch Web Advisors, Inc., a Utah corporation, and has been since November of 1999. Wasatch Web Advisors, Inc., is in the web-site generation business. Also in November of 1999, Mr. Doolin was elected the President of Cole, Inc., a Utah corporation. Cole, Inc., is a company that provides data entry and documentation formatting. Mr. Doolin is also the President of Energroup Technologies Corp., a Utah corporation, and has been since September of 1999. Energroup Technologies Corp., may be deemed to be a "blank check" company. On December 1998, James Doolin was appointd President of Comstock Coal Company, Inc., a Utah corporation. Comstock Coal Company, Inc., may be deemed a "blank check" company. Other than the aforementioned, Mr. Doolin has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

Luke Bradley, Vice President and Director. Other than the Company, Mr. Bradley was elected in April 2000, as Secretary of Ventures-National, Inc., a Utah corporation. Ventures-National, Inc., may be deemed a "blank check" company. Also in April 2000, Mr. Bradley was elected Secretary of Western International Pizza Corporation, a Nevada corporation. Western International Pizza Corp., may be deemed a "blank check" company. In November 1999, Mr. Bradley was elected Secretary of Cole, Inc., a Utah corporation. Cole, Inc., is a company that provides data entry and documentation formatting. Other than the aforementioned, Mr. Bradley has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

Shane Thueson, Secretary and Director. Other than the Company, Mr Thueson was elected Vice President of Comstock Coal Company, Inc., a Utah corporation, in December of 1998. Comstock Coal Company, Inc., may be deemed a "blank check" company. In November 1999, Mr. Thueson was elected Vice President of Cole, Inc., a Utah corporation. Cole, Inc., is a company that provides data entry and documentation formatting. Other than the aforementioned, Mr. Thueson has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.


Significant Employees.
----------------------

The Company has no employees who are not executive officers.

Family Relationships.
---------------------

There are no family  relationships  between any director or  executive  officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE

                             Long Term Compensation

                       Annual Compensation Awards Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------



James P.
Doolin,      12/31/99   0     0     0    18,000  0     0   0
Director,    03/31/00   0     0     0      0     0     0   0
President

Luke
Bradley
Director,    12/31/99   0     0     0    18,000  0     0   0
Vice         03/31/00   0     0     0      0     0     0   0
President

Shane E.
Thueson,     12/31/99   0     0     0    18,000  0     0   0
Director,    03/31/00   0     0     0      0     0     0   0
Secretary

Jason Jenson 12/31/99   0     0     0      0     0     0   0
Director

John Myung   12/31/98   0     0     0      0     0     0   0
Director,
President

Alan Reedy   12/31/98   0     0     0      0     0     0   0
Director,
Secretary


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended December 31, 1999, or the period ended June 30, 2000. No employee, director, or executive officer have been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
------------------------------------------------------------------------

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

The company has no parents, except to the extent that its directors and executive officers may be deemed to be parents due to their collective ownership of 94% of the company's outstanding common stock.

Transactions with Promoters.
----------------------------

There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

        Common Stock

        ------------

The Company has one class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

          No Outstanding Options, Warrants or Calls

          -----------------------------------------

There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          No Provisions Limiting Change of Control

          ----------------------------------------

There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          -------------------------------------------------

Related Market Information.
---------------------------

There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 410.

Dividends.
----------

The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
--------------------------

The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

On September 28, 1999, the Company issued 18,000 shares of "restricted" and "unregistered" common stock to each of the Company's three officers in compensation for services to the Company.

On September 28, 1999, the Company also issued 5,640 shares of "restricted" and "unregistered" common stock to Jenson Services, Inc. in compensation for $1,410 of expenses incurred on behalf Company.

On October 5, 1999, the Company issued 702,000 shares of "restricted" and "unregistered" common stock to Outback Capital, Inc., for $7,020 of expenses incurred on behalf of the Company.

On October 5, 1999, the Company issued 546,000 shares of "restricted" and "unregistered" common stock to Camisado Ventures, Ltd., for $5,460 of expenses incurred on behalf of the Company.

On October 5, 1999, the Company issued 702,000 shares of "restricted" and "unregistered" common stock to New York New York, Ltd., for $7,020 of expenses incurred on behalf of the Company.

On November 15, 1999, the Company issued 250,000 shares of "restricted" and "unregistered" common stock to Jenson Services, Inc., for $250 of expenses incurred on behalf of the Company.

There have been no other sales of the Company's unregistered securities in the past five years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.

Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests.

Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation. To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified "against expenses, including attorneys" fees, actually and reasonably incurred by him in connection with the defense."

Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances. Pursuant to
Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt
of  an   undertaking.

Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators. Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Article VIII of the Company's Bylaws provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                 Part F/S

                          Index to Financial Statements

                  Report of Certified Public Accountants

Financial Statements

--------------------

     Financial Statements
     December 31, 1999 (audited)
     ------------------------

     Independent Auditors' Report

     Balance Sheet

     Statement of Operations

     Statement of Stockholders' Equity

     Statement of Cash Flows

     Notes to the Financial Statements


     Unaudited Financial Statements for
     the period June 30, 2000
     -------------------------

     Balance Sheet

     Statement of Operations

     Statement of Cash Flows

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
              Financial Statements and Independent Auditors' Report
                                December 31, 1999

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                                TABLE OF CONTENTS


                                                                            Page

Independent Auditors' Report                                                  1

Balance Sheet -- December 31, 1999                                            2

Statements of Operations for the period from Reactivation [May 8, 1999]
 through December 31, 1999                                                    3

Statements of  Stockholders'  Deficit for the period from  Reactivation  [May 8,
1999] through December 31, 1999                                               4

Statements of Cash Flows for the period from Reactivation [May 8, 1999] through
December 31, 1999                                                             5

Notes to Financial Statements                                            6 -- 8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Kentex Petroleum, Inc.[a development stage company]


We have audited the accompanying balance sheet of Kentex Petroleum, Inc. [a development stage company] as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the period from Reactivation [May 8, 1999] through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kentex Petroleum, Inc. [a development stage company] as of December 31, 1999, and the results of operations and cash flows for the period ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated losses from operations, no assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           /S/MANTYLA MCREYNOLDS
                                                           Mantyla McReynolds

Salt Lake City, Utah
January 10, 2000


                                     Kentex Petroleum, Inc.
                                  [A Development Stage Company]
                                          Balance Sheet
                                        December 31, 1999


                                             ASSETS


Assets                                                                         $               -0-
                                                                                 ------------------
                       Total Assets                                            $               -0-
                                                                                 ==================



                              LIABILITIES AND STOCKHOLDERS' DEFICIT



Liabilities:
  Current Liabilities:
  Accounts Payable                                                             $               -0-
                                                                                 ------------------
                     Total Liabilities                                                         -0-


Stockholders' Deficit:
  Capital Stock -- 100,000,000 shares authorized having a
   par value of $.001 per share; 2,301,333 shares issued
   and outstanding - NOTE 4                                                                  2,301
  Additional Paid-in Capital                                                             2,073,859
  Accumulated Deficit                                                                   (2,076,160)
                                                                                 ------------------
                Total Stockholders' Deficit                                                    -0-
                                                                                 ------------------
        Total Liabilities and Stockholders' Deficit                            $               -0-
                                                                                 ==================


                         See accompanying notes to financial statements.





                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                            Statements of Operations
 For the Period Ended from Reactivation [May 8, 1999] through December 31, 1999





                                                      1999
                                                 --------------
Revenues                                       $           -0-

General & Administrative Expenses                       34,660
                                                 --------------

              Operating Loss                           (34,660)

                                                 --------------
       Net Loss Before Income Taxes                    (34,660)

Current Year Provision for Income Taxes                    -0-
                                                 --------------

Net Loss                                       $       (34,660)
                                                 ==============



Loss Per Share                                 $          (.01)
                                                 ==============

Weighted Average Shares Outstanding                  4,739,773
                                                 ==============





                         See accompanying notes to financial statements.

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                       Statements of Stockholders' Deficit
    For the Period from Reactivation [May 8, 1999] through December 31, 1999


                                                                   Additional                               Net
                                    Common           Common         Paid-in          Accumulated       Stockholders'
                                    Shares           Stock          Capital            Deficit            Deficit
                                 -------------     -----------    -------------      -------------     ---------------
Balance, May 8, 1999
(Reactivation)                     10,423,368          10,423        2,031,077        (2,041,500)                 -0-
Issued stock to shareholder
for debt, September 28, 1999        1,410,000           1,410                                                   1,410
Issued stock to Directors
for services, September 30,        13,500,000          13,500                                                  13,500
1999
Reverse split 1 for 250
shares, October 5, 1999          (25,232,035)        (25,232)           25,232                                    -0-
Issued post split shares for
expenses, October 5, 1999           1,950,000           1,950           17,550                                 19,500
Issued post-split shares for
expenses, November 15, 1999           250,000             250                                                     250
Net loss for the Year Ended
 December 31, 1999                                                                       (34,660)            (34,660)
                                 -------------     -----------    -------------      -------------     ---------------
Balance, December 31, 1999          2,301,333  $        2,301  $     2,073,859  $     (2,076,160)  $                0
                                 =============     ===========    =============      =============     ===============
















                 See accompanying notes to financial statements.



                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                            Statements of Cash Flows
 For the Period from Reactivation [May 8, 1999] through December 31, 1999


                                                            1999
Cash Flows Provided by/(Used for) Operating Activities
Net Loss                                             $      (34,660)
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Stock issued for services/expenses                      34,660
                                                         -----------
       Net Cash Used for Operating Activities                   -0-

           Net Increase/(Decrease) in Cash                      -0-

Beginning Cash Balance                                          -0-
                                                         -----------

Ending Cash Balance                                  $          -0-

                                                         ===========

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest             $          -0-
  Cash paid during the year for income taxes         $          -0-
















                         See accompanying notes to financial statements.

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 1999

NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               (a)Organization

               Kentex Petroleum, Inc. was originally an oil and gas company incorporated under the laws of the State of Nevada in February, 1983. The Company engaged in various operations through 1990. These operating activities were unsuccessful and the Company became dormant. In May of 1999, the Company became active again as new directors and officers were elected. The Company is now in the development stage as it is seeking new business opportunities.

               The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following summarizes the more significant of such policies:

               (b) Income Taxes

               The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Prior years' consolidated financial statements have not been restated to apply the provisions of the Statement. The cumulative effect of this change in accounting for income taxes as of December 31, 1999 is $0 due to the valuation allowance established as described in Note 3.

               (c) Net Loss Per Common Share

               Loss per common share is based on the weighted-average number of shares outstanding. Diluted loss per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There are no common stock equivalents outstanding, thus, basic and diluted loss per share calculations are the same.

               (d) Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at December 31, 1999.

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 1999
                                   [Continued]

NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

               (e) Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2   LIQUIDITY/GOING CONCERN

               The Company has accumulated losses since Reactivation through December 31, 1999 amounting to $34,660, has no assets, and has a net working capital deficiency at December 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to recommence its operations. The consolidated financial statements do not any adjustments that might result from the outcome of this uncertainty.

NOTE 3   INCOME TAXES

               Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire at various times through 2014. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

                                                      NOL Balance
Description                                             Tax             Rate
--------------------------------- ---------------- -------------- --------------
Federal Income Tax                        $34,660         $5,199        15%
State Income Tax                              -0-            -0-        -0-
Valuation allowance                                       (5,199)
                                                                     -----------
                          Deferred tax asset 12/31/99                   $0

                             Kentex Petroleum, Inc.
                          [A Development Stage Company]
                          Notes to Financial Statements
                                December 31, 1999
                                   [Continued]

NOTE 4   COMMON STOCK/RELATED PARTY TRANSACTION

The Company has issued shares of common stock during the year as compensation or as reimbursement for expenses paid on behalf of the Company. The table below summarizes the various transactions.

Purpose for Issuance      Recipient                         Number of Shares
------------------------  ------------    ----------------- -----------------
Reimbursed expenses       Shareholder            Pre-split         1,410,000
Compensation/services     Directors              Pre-split        13,500,000
Reimbursed expenses       Consultant /
                          Shareholder            Post-split        2,200,000
                                                             -----------------
                                                                  17,110,000
                                                             =================


               On October 5, 1999, the Company resolved to reverse split the then outstanding 25,333,368 shares of common stock on the basis of 1 for 250. With the reverse split, the Company retained the current authorized capital and par value, with appropriate adjustments in the stated capital and capital surplus accounts. However, the split provided that no stockholder of record owning 100 shares or more, computed on a per stock certificate basis, on the effective date should be reduced to less than 100 shares and no stockholder owning less than 100 shares on the effective date would be affected by the reverse split; additional shares would be issued by the Company to provide the minimum 100 shares, all fractional shares to be rounded up to the nearest whole share.


                             Kentex Petroleum, Inc.
                                 BALANCE SHEETS
                                 June 30, 2000

                                                                           06/30/2000
                                                                        -----------------
                                                                          [Unaudited]
                                                    ASSETS

Assets                                                                $                0

                                                                        -----------------
           Total Assets                                               $                0
                                                                        =================

                                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Loans from stockholders                                         $            4,257
      Accounts Payable                                                                 0
      Income Taxes Payable                                                             0
                                                                        -----------------
           Total Current Liabilities                                               4,257

           Total Liabilities                                                       4,257
                                                                        -----------------

Stockholders' Deficit:
      Common Stock, $.001 par value;
           authorized 100,000,000 shares; issued and
           outstanding, 2,301,333  shares                                          2,301
      Paid-in Capital                                                          2,073,859
      Accumulated Deficit                                                     (2,080,417)
                                                                        -----------------
           Total Stockholders' Deficit                                            (4,257)

                                                                        -----------------
           Total Liabilities and Stockholders' Deficit                $                0
                                                                        =================

NOTE  TO  FINANCIAL   STATEMENTS:   Interim  financial  statements  reflect  all
adjustments  which  are,  in the  opinion  of  management,  necessary  to a fair statement  of the results for the periods.  The June 30, 2000 balance  sheet has been derived from the audited  financial  statements.  These  interim  financial statements  conform with the requirements for interim  financial  statements and consequently do not include all the disclosures  normally  required by generally accepted accounting principles.


                             Kentex Petroleum, Inc.
                            STATEMENTS OF OPERATIONS
                 For the Three Month Period Ended June 30, 2000

                                                              Three Months
                                                                  Ended
                                                      06/30/2000
                                                    ----------------
                                                      [Unaudited]
REVENUE
     Income                                       $               0
                                                    ----------------
NET REVENUE                                                       0

Operating Expenses
     Office Expenses                                            196
     Professional Fees                                          943
                                                    ----------------
Total Operating Expenses                                      1,139

                                                    ----------------
Net Income Before Taxes                           $          (1,139)
                                                    ================

Income/Franchise taxes                                            0

Net loss                                                     (1,139)

Loss Per Share                                    $           (0.01)
                                                    ================

Weighted Average Shares Outstanding                       2,301,333
                                                    ================

                                Kentex Petroleum, Inc.
                               Statements of Cash Flows
                   for the Three Month Period Ended June 30, 2000

                                                       Three Months
                                                           Ended
                                                        06/30/2000
                                                       --------------
                                                        [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------
  Net Loss                                           $        (1,139)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Shares issued for forgiveness of debt                          0
    Increase/(Decrease) in loans from shareholder              1,139
                                                       --------------
      Net Cash Used For Operating Activities                       0
                                                       ==============

Cash Flows Provided by Financing Activities                        0
-------------------------------------------------------

      Net Increase In Cash                                         0

      Beginning Cash Balance                                       0

      Ending Cash Balance                          $               0
                                                       --------------

                             PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:

Exhibit
Number      Description*
------      ------------


 3.1        Articles of Incorporation

 3.3        Plan and Articles of Merger

 3.3(i)     Certificate of Amendment of the Articles of Incorporation

 3.3(ii)    Certificate of Amendment of the Articles of Incorporation

 3.2        Bylaws

 27         Financial Data Schedule

     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             KENTEX PETROLEUM, INC.

Date: 7/6/00                                 By:/S/JAMES DOOLIN
     ----------                              ------------------------
                                             James Doolin, Director
                                             and President

Date: 7/6/00                                 By:/S/LUKE BRADLEY
     ----------                              ------------------------
                                             Luke Bradley, Director
                                             and Vice President

EX-3.1
                            ARTICLES OF INCORPORATION
                                       OF
                             KENTEX PETROLEUM, INC.

We, the persons hereinafter named as incorporators, for the purpose of associating to establish a corporation, under the provisions and subject to the requirements of Title 7, Chapter 78 of Nevada Revised Statutes, and the acts amendatory thereof, and hereinafter sometimes referred to as the General Corporation Law of the State of Nevada, do hereby adopt and make the following Articles of Incorporation:

FIRST: The name of the corporation (hereinafter called the corporation) is

                         KENTEX PETROLEUM, INCORPORATED

SECOND: The principal office of the corporation within the State of Nevada is to be located at Crowell Building, c/o The Prentice-Hall Corporation System, Nevada, Inc., 402 North Carson Street, Carson City, Nevada 89701.

THIRD: The nature of the business of the corporation and the objects or the purposes to be transacted, promoted or carried on are to engage in any lawful activity.

FOURTH: The amount of the total authorized capital stock of the corporation is twenty-five Thousand dollars ($25,000.00), consisting of twenty-five Thousand shares of a par value of one dollar ($1.00) each. All of said shares are of one class and are designated as Common Stock.

Each share of stock of the corporation shall entitle the holder thereof to a preemptive right, for a period of thirty days, to subscribe for, purchase, or otherwise acquire any shares of stock of the same class of the corporation or any equity and/or voting shares of stock of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of stock of the same class of the corporation or of equity and/or voting shares of any class of stock of the corporation or for the purchase of any shares of stock, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of stock of the same class of the Corporation or equity and/or voting shares of stock of any class of the corporation, whether now or hereafter authorized or created, whether having unissued or treasury status, and whether the proposed issue, reissue, transfer, or grant is for cash, property, or any other lawful consideration; and after the expiration of said thirty days, any and all of such shares of stock, rights, options, bonds, securities or obligations of the corporation may be issued, reissued, transferred, or granted by the Board of Directors, as the case may be, to such persons. firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine. As used herein, the terms 'equity shares" and 'voting shares' shall mean, respectively, shares of stock which confer unlimited dividend rights and shares of stock which confer unlimited voting rights in the election of one or more directors.

     Any shareholder may cumulate his votes at the election of directors.

     FIFTH: The governing board of the corporation shall be styled as a "Board of Directors", and any member of said Board shall be styled as a"Director."

     The number of members constituting the first Board of Directors of the corporation is Three: and the name and the post office address of each of said members are as follows:

                NAME                        ADDRESS

                A.H. Wetzel, Jr.            1442 Irvine Boulevard, STE. 120
                                            Tustin, CA

                Ray C. Wetzel               32811 Shipside Drive
                                            Dana Point, CA

                Norma Etchie                1442 Irving Boulevard, STE, 120
                                            Tustin, CA


The number of directors of the corporation may be increased or decreased in the manner provided in the Bylaws of the corporation; provided, that no decrease shall be to a number less than that permitted by law. In the interim between annual and special meetings of stockholders entitled to vote all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

SIXTH: No shares of capital stock of the corporation and no shares of stock without par value of the corporation, as the case may be, shall, after the amount of the subscription price has been paid or after the par value of any shares of stock with par value which the corporation may be authorized to issue has been paid and/or after the consideration fixed by the Board of Directors for any shares of stock without par value which the corporation may be authorized to issue has been paid, be subject to assessment to pay the debts of the corporation. Any paid-up shares of stock of the corporation and any shares of stock of the corporation issued as fully paid-up, whether with par value and/or without par value shall not be assessable or assessed in any manner and for any cause.

SEVENTH: The name and the post office address of the incorporator signing these Articles of Incorporation are as follows:

                NAME                                   ADDRESS

                Marion R. Diamond             5225 Wilshire Boulevard, Ste. 1000
                                              Los Angeles, CA 90036

EIGHTH: The corporation shall have perpetual existence.

NINTH: The holders of a majority of the outstanding shares of stock of the voting power shall constitute a quorum at a meeting of stockholders for the transaction of any business unless the action to be taken at the meeting shall require a greater proportion.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to fix the amount to be reserved as working capital over and above its paid-in capital stock, to authorize and cause to be executed, mortgages and liens upon the real and personal property of the corporation.

TENTH: The corporation shall, to the fullest extent permitted by the General Corporation Law of Nevada, indemnify any and all persons whom it shall have power to indemnify under said law from and against any and all of the expenses liabilities or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement. vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity aid is to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure the benefit of the heirs, executors and administrators of such a person. The corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against him send incurred by him in any such capacity, or arising out of his status an much, whether or not the corporation would have the power to indemnify him against such liability.

ELEVENTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner new or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TWELVE: Meetings of stockholders may be held outside the State o Nevada if the by-laws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place
r)r places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

IN WITNESS WHEREOF, the undersigned does hereby execute these Articles of incorporation on February 9, 1983.

                                                     /S/ MARION R. DIAMOND


STATE OF CALIFORNIA
                          ) SS.:
COUNTY OF LOS ANGELES

On this 9th day of February, 1983, personally appeared before me, a Notary Public in and for the State and County aforesaid, MARION R. DIAMOND known to me to be the person described in and who executed the foregoing Articles of incorporation and who acknowledged to me that she executed the same freely and voluntarily and for the uses and purposes therein mentioned.

WITNESS my hand and official seal, the day and year first above written.


                                                      /S/ NOTARY PUBLIC


                           PLAN AND ARTICLES OF MERGER

THIS PLAN and these Articles of Merger are hereby adopted by Aqua Tube, Inc., a Utah corporation, (hereinafter "Aqua"); and Kentex Petroleum Incorporated, a Nevada corporation, (hereinafter "Kentex"). This Plan and these Articles of Merger are adopted pursuant to Section 78.486, Nevada Revised Statutes as amended; and Section 16-10-72, Utah Code Annotated, 1953, as amended, subject to and pursuant to all of the terms and conditions as set forth herein.

                           I. PARTIES TO THE AGREEMENT

The parties to the Agreement are those corporations referred to in the introductory paragraph hereof. Aqua owns 100% of the issued and outstanding common stock of Kentex.

Aqua is to be merged into Kentex; and Kentex (a Nevada corporation) shall be and is hereinafter designated as the "Surviving Corporation".


                       II. TERMS AND CONDITIONS OF MERGER

The merger shall be deemed effective when this Plan and these Articles have been delivered to the Secretary of State for the State of Nevada and the State of Utah and have been stamped "filed".

The laws which are to govern the terms of this merger are the laws of Nevada and the laws of Utah. The Surviving Corporation shall a Nevada corporation and shall be governed by the laws of Nevada and shall be continued to be governed by its existing Articles of Incorporation.

Upon the effective date of this merger, the following results shall incur:

1. The two corporations which are parties to this Plan of Merger shall become a single corporation, which shall be the Surviving Corporation, namely Kentex Petroleum Incorporated, a Nevada corporation, as provided for herein.

2. The separate existence of all corporations which are parties to this Plan of Merger except the Surviving Corporation. shall cease.

3. Such Surviving Corporation as designated herein shall have the rights. privileges, immunities and powers and shall be subject to all duties and obligations of the Corporation organized under the Nevada Business Corporation Act.

4. The Surviving Corporation shall, upon the effective date hereof and thereafter, possess all of the rights, privileges, immunities and franchises as well of a public and as of a private nature of each of the merged corporations; all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, and all other choses in action and all and every other interest, of or belonging to or due to each of the corporation so merged, shall be taken and deemed to be transferred and invested in such Surviving Corporation without further act or deed; and the title to any real estate or other property or an interest therein, vested in any of such corporations shall not revert to any other party or be in any way impaired by reason of such merger but shall vest in the Surviving Corporation.

5. The Surviving Corporation shall henceforth be responsible and liable for all of the liabilities and obligations And debts of each of the corporations so merger; and any claim to existing or action or proceeding pending by or against any of such corporations may be prosecuted as if such merger had not taken place or such Surviving Corporation may be substituted in the place of any submerged corporation. Neither the rights of creditors nor any liens upon the property of any merged corporation shall be impaired by the terms of this merger.

                            III. OWNERSHIP OF SHARES

Kentex is a Nevada corporation and is a wholly-owned subsidiary of Aqua and it has issued and outstanding 25,000 shares of common stock all of which are owned by Aqua.

Aqua is a Utah corporation and as of February 7, 1983, had 9,600,000 shares of common stock issued and outstanding.

In the merger, Kentex shall issue 9,600,000 shares of its common stock (or the equivalent thereof as adjusted to reflect recapitalization) to the stockholders of Aqua. All issued and outstanding shares of common stock of Aqua shall be cancelled in the merger along with the 25,000 shares of Kentex presently held by Aqua.

                            IV. DIRECTORS RESOLUTION

The board of Directors of Aqua and Kentex, each, pursuant to a duly convened meeting held on January 26. 1983, held at 311 South State, Salt Lake City. Utah 84111, and upon motion duly made seconded, and carried, did duly and lawfully adopt the following resolution:

RESOLVED, that the officers of the Corporation are hereby authorized and directed to execute and adopt a Plan and Articles of Merger to accomplish all other acts necessary to consummate the merger of Aqua Tube, Inc., a Utah corporation. into Kentex Petroleum Incorporated. wherein Kentex Petroleum Incorporated, a Nevada corporation. is the Surviving Corporation. The terms and Articles of Merger shall provide for the pro rata issuance of stock of the Surviving Corporation to the holders of stock of the parent corporation as described in the Plan and Articles of Merger under the Article entitled "Ownership of Shares".

This Plan and these Articles of Merger were duly approved by the shareholders of Aqua at a meeting held on February 7, 1983. in Salt Lake City, Utah, after due notice of the purpose of the meeting was mailed to each of the stockholders of the Corporation at said stockholder's address as they appeared on the records of the Corporation. The Plan and Articles of Merger were duly approved by a majority of the outstanding shares of the common stock of Aqua. The number of shares voting in favor of said proposal being 6,209,600 and the number of shares voted against the proposal to merge being none. A copy of the Plan and Articles of Merger was mail-?d or hand delivered to each shareholder of record of the subsidiary corporation, Kentex. Such delivery was accomplished on January 6. 1983.

                     AMENDMENT TO ARTICLES OF INCORPORATION

The Articles of Incorporation of Kentex Petroleum Incorporated are hereby amended as follows: FOURTH: The amount of the total authorized capital stock of the corporation, is One Hundred Thousand Dollars ($100,000) consisting of 100,000,000 shares of common voting stock at the par value of $.001 per share. Said shares shall be fully-paid and nonassessable, shall not be subject to pre-emptive rights or cumulative voting.

                                  VI SIGNATURES

This Plan and these Articles of Merger were duly adopted and executed in duplicate by the President and Secretary of the Surviving Corporation and each of the corporations which were parties hereto effective this 17th day of February. 1983.

                Attest:                          AQUA TUBE.  INC.

                  /S/ SECRETARY                               /S/ PRESIDENT

                Attest:

                  /S/ SECRETARY                               /S/ PRESIDENT


STATE OF                    )
                            )SS.
COUNTY OF                   )

On the 17TH day of February, 1983. personally appeared before Me the President and Secretary of Aqua Tube, Inc. and Kentex Petroleum Incorporated, the signers of the above instrument who duly acknowledged to me that they executed the same on behalf of said corporations pursuant to duly adopted director's resolutions.

                                                       /S/ NOTARY PUBLIC

                                  VERIFICATION

The undersigned. after being duly sworn, does hereby depose and state, that he is the Secretary of Aqua Tube, Inc., a Utah corporation. and Kentex Petroleum Incorporated, a Nevada corporation, and that he has read the foregoing Plan and Articles of Merger and knows the contents thereof, and does hereby certify that this Plan and these Articles of Merger contain a truthful statement of the Plan and Articles of Merger as duly adopted by the Directors and Stockholders of the corporations.

                                                        /S/ RAY WETZEL

                            CERTIFICATES OF AMENDMENT
                        OF THE ARTICLES OF INCORPORATION
                            OF KENTEX PETROLEUM, INC.

The undersigned, A. H. Wetzel, Jr. and Raymond A. Lee, certify that

1.They are the President and Assistant Secretary, respectively, of Kentex Petroleum, Incorporated, a Nevada Corporation.

2.Article Four of the Articles of Incorporation of this Corporation, which reads, "The amount of the total authorized capital stock of the corporation is twenty-five Thousand dollars ($25,000.00), consisting of twenty-five Thousand shares of a par value of One dollar ($1.00) each. All of said shares are of one class and are designated as Common Stock.

Each share of stock of the corporation shall entitle the holder thereof to a preemptive right, for a period of thirty days, to subscribe for, purchase, or otherwise acquire any shares of stock of the same class of the corporation or any equity and/or voting shares of stock of any class of the corporation which the corporation proposes to Issue or any rights or options which the corporation proposes to grant for the purchase of shares of stock of the same class of the corporation or of equity and/or voting shares of any class of stock of the corporation or of equity and/or voting shares of any class of stock of the corporation or for the purchase of any shares of stock, bonds, securities, or obligations of the corporation which are convertible Into or exchangeable for, or which carry any rights. to subscribe for, purchase, or otherwise acquire shares of stock: of the same class of the corporation or equity and/or voting shares of stock of any class of the corporation, whether now or hereafter authorized or created, whether having unissued or treasury status, and whether the proposed issue, reissue, transfer, or grant Is for cash, property, or any other lawful consideration; and after the expiration of said thirty days, any and all of such shares of stock, rights, options, bonds, securities or obligations of the corporation may be issued, reissued, transferred, or granted by the Board of Directors, as the case may be, to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in Its discretion may determine. As used herein, the terms "equity shares" and "voting shares" shall mean, respectively, shares of stock which confer unlimited dividend rights and shares of stock which confer unlimited voting rights in the election of one or more directors.

Any shareholder may cumulate his votes at the election of directors.

Is amended to read as follows:

The amount of the total authorized capital stock of the corporation Is twenty-five Thousand Dollars ($25,000-00), consisting of twenty-five Thousand shares of a par value of One dollar ($1.00) each. All of said shares are of one class and are designated as Common Stock.

Any shareholder may cumulate his votes at the election of directors.

3.The foregoing Amendment of Articles of Incorporation has been duty approved by the Board of Directors.

4.The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders In accordance with Section 78.390 of the Nevada Corporation Laws.

The total number of outstanding shares of the corporation Is 9,970,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required constituted a majority vote of all the outstanding shares of the corporation.

                                                      /S/ A. H. WETZEL

                                                     /S/ RAYMOND A. LEE

The undersigned declare under penalty of perjury that the matters set forth in the foregoing Certificate are true of their own knowledge.

Executed at Newport Beach, California, on this 27th day of March, 1984.

                                                    /S/ A. H. WETZEL

                                                    /S/ RAYMOND A. LEE


                            UNANIMOUS WRITTEN CONSENT OF
                             THE BOARD OF DIRECTORS OF
                          KENTEX PETROLEUM INCORPORATED

Pursuant to Section 78,315 (2) of the Nevada Domestic and Foreign Corporation Laws, the undersigned being all the members of the Board of Directors of Kentex Petroleum Incorporated (the "Company"), a Nevada Corporation hereby adopt the following resolutions by unanimous written consent.

1. Registration of Shares

WHEREAS, In the opinion of the Board of Directors it is desirable to register the securities of the Company for sale in various states in an effort to build a market for the Company's shares;

NOW, THEREFORE BE IT RESOLVED, that it is desirable and In the best interests of the Company that it's securities be qualified or registered for sale In various states; that the President or any Vice-President and the Secretary or an Assistant Secretary hereby are authorized to determine the states In which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Company as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of the Company any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents. Including but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act In connection with the foregoing matters shall conclusively establish their authority therefore from the Company and the approval and modification by the Company of the papers and documents so executed In the action so taken; and

RESOLVED FURTHER, that such specific resolutions as may be required to have been adopted by this Board of Directors In connection with such registration and qualification under such registration or qualifications undertaken be, and they hereby are adopted, and the Secretary of the Company is hereby directed to Insert the text of such specific resolutions In the minute book of this Company following the minutes of this meeting and Is authorized to certify as to the adoption at this meeting of any and all such resolutions.

2. Amendment of Articles of Incorporation

WHEREAS, Article Four of this Company now reads 'The amount of the total authorized capital stock of the corporation Is twenty-five Thousand dollars ($25,000.00), consisting of twenty-five Thousand shares of a par value of One dollar ($1.00) each. All of said shares are of one class and are designated as Common Stock.

Each share of stock of the corporation shall entitle the holder thereof to a preemptive right, for a period of thirty days, to subscribe for, purchase, or otherwise acquire any shares of stock of the same class of the corporation or any equity and/or voting shares of stock of any class of the corporation which the corporation proposes to Issue or any rights or options which the corporation proposes to grant for the purchase of shares of stock of the same class of the corporation or of equity and/or voting shares of any class of stock of the corporation or for the purchase of any shares Of stock, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of stock or the class of the corporation or equity and/or voting shares of stock of any class of the corporation, whether now or hereafter authorized or created, whether having unissued or treasury status, and whether the proposed issue, reissue, transfer, or grant is for case, property, or any other lawful consideration; and after the expiration of said thirty days, any and all of such shares of stock, rights, options, bonds, securities or obligations of the corporation may be issued, reissued, transferred, or granted by the Board of Directors, as the case may be, to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine. As used heroin, the terms "equity shares" and "voting shares" shall mean, respectively, shares of stock which confer unlimited dividend rights and shares of stock which confer unlimited voting rights in the election of one or more directors.

Any shareholder may cumulate his votes at the election of directors; and

WHEREAS, it is deemed to be in the best interests of this Company and its shareholders that its Articles of Incorporation be amended as hereinafter provided;

NOW, THEREFORE BE IT RESOLVED, that the following Amendment of the Articles of Incorporation of the Company Is hereby adopted and approved

Article Four shall be amended to read as follows:

FOUR: The amount of the total authorized capital stock of the corporation is twenty-five Thousand dollars ( 25,000.00), consisting of twenty-five Thousand shares of a per value of One dollar ($1.00) each. All of said shares are of one class and are designated as Common Stock.

Any shareholder may cumulate his votes at the election of directors.

RESOLVED FURTHER, that a special meeting of the shareholders shall be held March 17, 1984, In Newport Beach, California, to vote for or against the proposed amendment.

IN WITNESS WHEREOF, the undersigned have executed the Unanimous Written Consent of the Board of Directors of Kentex Petroleum Incorporated this First day of February. 1984.


                                                     /S/ NORMA ETCHIE
                                                     /S/ A.H. WETZEL
                                                     /S/ JEFFREY VERDON

                            CERTIFICATE OF AMENDMENT
                       TO THE ARTICLES OF INCORPORATION OF
                             KENTEX PETROLEUM, INC.

We the undersigned, James Doolin, President and Director, and Shane Thueson, Secretary and Director of Kentex Petroleum, Inc., a Nevada corporation (the "Corporation"), do hereby certify:

                                        I

Pursuant  to  Section  78.390  of  Nevada  Revised  Statutes,  the  Articles  of
Incorporation of the Corporation shall be amended as outlined Section III hereof.

                                       II

The foregoing amendment was adopted by Unanimous Consent of the Board of Directors pursuant to Section 78.315 of Nevada Revised Statutes, and by Consent of Majority Stockholders pursuant to Section 78.320 Nevada Revised Statutes.

                                       III

Pursuant to the resolutions adopted by the Board of Directors and Majority stockholders as set forth in Paragraph II above, the 25,333,368 outstanding shares of the Corporation were reverse split on a basis of 1 for 250, effective October 5, 1999, retaining the authorized shares at 100,000,000 an the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Corporation, with all fractional shares being rounded up to the nearest whole share and provided, however, that no stockholder, computed on a per stock certificate of record basis on the effective date hereof, currently owning 100 or more shares shall be reduced to less than 100 shares as a result of the reverse split and that no stockholder owning less than 100 shares, on the per stock certificate of record basis on the effective date hereof, shall be affected by the reverse split; such additional shares required to provide the minimum of 100 shares to be conveyed to the Shareholders will be issued by the Company; and provided, further, that all fractional shares shall be rounded up to the nearest whole share, and that these shares shall be provided by the Company.

                                       IV

The number of shares entitled to vote on the amendment was 25,333,368.

                                        V

The number of shares voted in favor of the amendment was 13,500,000, with none opposing and none abstaining.

          /S/ JAMES DOOLIN                                /S/ SHANE THUESON
          President and Director                          Secretary and Director


STATE OF UTAH              )
                                    ) ss
COUNTY OF SALT LAKE        )


On the 5th day of October of 1999, personally appeared before me, a Notary Public, James Doolin and Shane Thueson, who acknowledged that they are the President and Secretary, respectively, of Kentex Petroleum, Inc, and that are authorized to and did execute the above instrument.


                                                           /S/KATHLEEN MORRISON
                                                           NOTARY PUBLIC

                                     BYLAWS
                                       OF
                               KENTEX PETROLEUM, INC.

                                   ARTICLE I
                                    OFFICES

Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                  ARTICLE III
                                   DIRECTORS

Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.


Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 3.07 Notice.  Notice of any special  meeting shall be given at least ten
(10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director. Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

(a) He or she shall preside at all shareholders' meetings;

(b) He or she shall preside at all meetings of the Board of Directors; and

(c) He or she shall be a member of the executive committee, if any.

Section 4.08 The President. The president shall have the following powers and duties:

(a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

(b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

(c) He or she shall be a member of the executive committee, if any;

(d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.10 The Secretary. The secretary shall have the following powers and duties:

(a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

(b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

(c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

(d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

(e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

(f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

(a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

(b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

(c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

(d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

(e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

(f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

(g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

(a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

(b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

(c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

(d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                   ARTICLE V
                 EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES

Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

Section 6.06 Closing of Transfer Books and Fixing of Record Date.

(a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

(b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

(c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act, Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                  ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                        INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                  FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                   ARTICLE X
                                   DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

(a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

(b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

The undersigned does hereby certify that he or she is the secretary of Kentex Petroleum, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 28th day of September, 1999 and that the above and foregoing Bylaws are now in full force and effect.



DATED this 28 day of September, 1999.



/S/ SHANE THUESON
Secretary